# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Northpointe Bancshares, Inc., CIK 0001336706
CUSIP: 66661N886
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3333 Deposit Drive Northeast, Grand Rapids, Michigan (MI), 49546
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056588

## Reporting persons
- Charles A Williams TR Charles A Williams Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,353,090; sole dispositive power 0; shared dispositive power 2,353,090; aggregate amount beneficially owned 2,353,090 (6.9% of the class)
- Charles A. Williams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 770,230; shared voting power 2,353,090; sole dispositive power 770,230; shared dispositive power 2,353,090; aggregate amount beneficially owned 3,123,320 (9.1% of the class)

## Item 1. Issuer
Name of issuer: Northpointe Bancshares, Inc.
Address of issuer's principal executive offices: 3333 Deposit Drive Northeast Grand Rapids, MI, 49546

## Item 2. Person Filing
Name of person filing:
(1) Charles A Williams TR Charles A Williams Trust*
(2) Charles A. Williams
*Charles A Williams is the trustee of the Charles A Williams TR Charles A Williams Trust (the "Williams Trust") and holds voting and investment power with respect to the shares held by the Williams Trust.
Address of principal business office or, if none, residence:
(1) 4801 Island Pond Ct, Unit 1004, Bonita Springs, FL 34134
(2) 4801 Island Pond Ct, Unit 1004, Bonita Springs, FL 34134
Citizenship:
(1) United States
(2) United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) 2,353,090
(2) 3,123,320
Percent of class:
(1) 6.9
(2) 9.1
Sole power to vote or to direct the vote:
(1) 0
(2) 770,230
Shared power to vote or to direct the vote:
(1) 2,353,090
(2) 2,353,090
Sole power to dispose or to direct the disposition:
(1) 0
(2) 770,230
Shared power to dispose or to direct the disposition:
(1) 2,353,090
(2) 2,353,090

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Charles A Williams TR Charles A Williams Trust: /s/ Charles A. Williams, Trustee (05/14/2025)
- Charles A. Williams: /s/ Charles A. Williams, Charles A. Williams (05/14/2025)